EXHIBIT 1

Trian’s Letter to DuPont Board

September 16, 2014

© 2014 Trian Fund Management, L.P. All rights reserved.

September 16, 2014

By Federal Express and email c/o Erik.T.Hoover@dupont.com

The Board of Directors
c/o Corporate Secretary
DuPont Company
1007 Market Street
D-9058
Wilmington, DE 19898

Dear Members of the Board:

Investment funds managed by Trian Fund Management, L.P. (collectively, “Trian”) currently beneficially own approximately $1.6 billion of the outstanding shares of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”), making Trian one of DuPont’s largest shareholders.

As you know, Trian has engaged in a private dialogue for more than a year with DuPont’s management and the Lead Director regarding specific initiatives we believe can significantly improve the Company’s financial performance. While we applaud the announced spin-off of Performance Chemicals, the Fresh Start initiative and the $5 billion share buyback authorization, we believe strongly that, by themselves, these moves are not enough to optimize shareholder value. We would have preferred to continue working privately with management and the Board, but it is now clear that the Board is not willing to hold management accountable for continuing underperformance and repeated failures to deliver promised revenue and earnings targets. Therefore, we can no longer be silent as DuPont continues to struggle to execute what we are convinced is a flawed business plan, especially as we have a solution that we believe could double the value of DuPont’s shares over the next three years.

Trian believes the reason for DuPont’s persistent underperformance is very simple: DuPont’s conglomerate structure is destroying value. Even after the spin-off of Performance Chemicals, which is expected to be completed in mid-2015, DuPont will remain an inefficient conglomerate characterized by:

1) Excessive holding company costs – we estimate $2 to $4 billion of excess corporate costs including $1 billion of publicly disclosed unallocated corporate expenses (corporate expenses include the maintenance of a country club, a 1,252-seat theatre and a 217-room hotel).1

2) Disparate businesses and overwhelming complexity have rendered the management team incapable of meeting its own guidance.

3) Bureaucracy and a lack of accountability have led to below-peer organic revenue growth and margins in most segments.

4) An inefficient capital structure limits total shareholder returns (TSR) over time.

5) A persistent conglomerate discount because it is neither a pure-play growth company, nor a cyclical recovery play nor a capital return story. Importantly, it fails to deliver low EPS volatility and strong EPS growth, the fundamental rationale for a conglomerate.

The conglomerate structure and resulting inefficiencies have led to subpar financial performance and low management credibility. Listed below are just some of the major missteps shareholders have endured:

•	In 2012, DuPont announced the sale of its Coatings business to private equity. At the time, Coatings generated $339 million of EBITDA (earnings before interest, taxes, depreciation and amortization). Today, that same business (now called Axalta) generates $813 million of EBITDA, an improvement of 140% as the private equity owners have reduced unnecessary costs.[2]

•	In August 2014, Axalta’s private equity owners filed an S-1 to take the company public. The Axalta S-1 discloses that pro forma EBITDA in 2011 was $568 million, $229 million (or 67%) higher than the $339 million originally reported by DuPont in the same year.[3] This implies that DuPont burdened the Coatings segment with $229 million of excess corporate costs in 2011 (representing over 5% of Coatings sales at the time).[4]

•	DuPont transferred wealth to private equity owners by selling Coatings instead of spinning it off to shareholders tax-free. In 2013, DuPont received after-tax cash proceeds of $4 billion, or $4.37 per share, for the Coatings business.[5] Trian believes a standalone Coatings business would be worth $11.79 per share if Coatings had been spun-off tax-free, achieved the same operating improvements that private equity has executed (i.e. was run efficiently), and traded at a peer multiple.[6] In effect, DuPont transferred $7.42 per share or $6.8 billion to private equity investors at the expense of its shareholders.

•	In 2011, DuPont paid 12.2x EBITDA for Danisco which was intended to provide more growth to the portfolio.[7] Since the acquisition, Danisco’s organic revenue growth has declined by one-third and margins are approximately half of what they were in 2010 (pro forma for claimed synergy realization of $130 million and portfolio composition).[8]

•	Since 1998, DuPont has been in a state of perpetual transformation – having divested or separated businesses generating more than $40 billion of revenue and acquired businesses generating nearly $12 billion of revenue – yet 16 years later, the stock price has declined 21% from its 1998 peak.[9]

•	Earnings are down since 2011. 2014 earnings per share (EPS) are now expected to be $4.05, down from $4.32 in 2011, despite spending ~$11.6 billion on net investments during the same timeframe excluding net capital invested in mergers and acquisitions (M&A) of $1.7 billion.[10] Management has failed to achieve its target of 12% long-term EPS growth.[11]

•	Management is unable to forecast the results of the business. In June 2014, DuPont lowered and/or missed earnings guidance for the third consecutive year.[12]

•	After failing to achieve long-term operating targets presented at its 2011 Investor Day, DuPont lowered targets in six of seven segments at its 2013 Investor Day.[13]

•	DuPont’s organic revenue growth and margins, the operating metrics that ultimately determine success or failure, trail peers in five of seven segments.[14]

•	DuPont management has resorted to “manufacturing” earnings to meet guidance. In 2013, non-operating benefits contributed 27 cents of headline EPS. Such benefits include a pull-forward of seed sales, one-time investment gains and lower-than-expected taxes.[15]

•	During current management’s tenure (since 2009), “significant items” (defined as one-time earnings “addbacks” according to the Company) have totaled $2.3 billion, increasing headline EPS by ~8% per annum on average.[16] Addbacks, which are not extraordinary when they occur every year, have averaged $663 million annually over the past three years (2011-13).

•	DuPont has significantly underperformed diversified chemical companies and industrial conglomerates in TSR and EPS growth over virtually all time frames.[17]

As we have discussed, we believe DuPont should implement the following strategic and operating initiatives (the “Trian Initiatives”) to optimize long-term value for shareholders:

1)	Separate DuPont into GrowthCo (Agriculture, Nutrition and Health, Industrial Biosciences) and CyclicalCo/CashCo (Performance Materials, Safety and Protection, Electronics and Communications), in addition to the announced separation of Performance Chemicals

2)	Commit to the elimination of unnecessary holding company costs, the implementation of zero-based budgeting, and a timeframe for best-in-class revenue growth and margins in each business, by segment

3)	Commit to a shareholder-friendly capital allocation policy at the low-growth and highly cash generative CyclicalCo/CashCo and a prioritization of high return on invested capital (ROIC) organic growth initiatives at GrowthCo

4)	Implement the following corporate governance initiatives:
a.	Put an end to extraordinary charges (or “significant items”)
b.	Commit to best-in-class transparency and consistency of reporting

The Trian Initiatives will eliminate the inefficient holding company structure by creating two autonomously-managed businesses (three including Performance Chemicals). The separation is a means to an end as we believe it will significantly increase the probability that the individual businesses eliminate the significant operational performance gap versus peers (see a detailed explanation in the attached summary of our White Paper) and achieve a valuation multiple re-rating. The Coatings case study shows us the profit potential of DuPont if it was managed efficiently. Accordingly, the primary driver of value creation in our financial model is operational improvement, not a simplistic sum-of-the-parts. We believe the Trian Initiatives have the potential to double the value of DuPont’s stock over the next three years.

DuPont represents one of the largest positions in our portfolio and we have recently increased our position. Trian has a strong vested interest in the future of the Company’s businesses. We take pride in our reputation as a long-term shareholder with a proven history of working constructively with boards and management teams to implement value added strategic and operating initiatives. We have discussed adding a Trian representative and an industry-insider to the Board with you to ensure that shareholder perspectives are adequately represented, yet that idea has been summarily rejected. Therefore, we will begin to meet with other shareholders to present our White Paper and discuss our views. Ultimately, the shareholders will decide the right path forward for DuPont. In addition, we will continue to closely monitor DuPont’s performance – and we strongly recommend that instead of dismissing our initiatives, Board members meet shareholders without management present to learn their views. We believe such a dialogue would be enlightening and provide the Board with a valuable new perspective.

At many underperforming companies, the management team has an “information advantage” and board members are apt to unknowingly defer to management’s rhetoric. We have reviewed DuPont’s presentation titled “Leveraging Good Governance and Strategic Vision to Build a Sustainable Future” dated September 2014 which claims the leadership team “outperformed peer firms in total shareholder return, operating EPS growth,” “exceeded management’s financial targets,” “achieved operational and cost productivity objectives,” improved margins “by 540 basis points” and “successfully integrated Danisco.” In order to assist you in discerning rhetoric from reality, we are attaching a summary of our White Paper which provides more information regarding our analysis of DuPont’s value-creation potential. We remain willing to engage in discussions with you at any time.

Very truly yours,

Nelson Peltz Founding Partner & Chief Executive Officer	Peter May Founding Partner & President	Ed Garden Founding Partner & Chief Investment Officer

Matt Peltz Partner & Senior Analyst	Brian Jacoby Partner & Senior Analyst

Coatings 2011 EBITDA
DuPont 10-K: $339m Axalta S-1: $568m
Same Company, Same Period of Time, Elimination of DuPont Bureaucracy

A Summary of Trian’s White Paper

DuPont’s Record Of Underperformance

To justly assess the performance of a chemical or industrial company, one must first ask where we are in the “cycle”. Track records are often distorted – positively or negatively – depending from what point in the cycle they are measured. For that reason, Trian believes it is only fair to measure cyclical companies, like DuPont, over the duration of at least a full cycle. We actually prefer to measure the performance of chemical and industrial companies over long-term, 10- and 20- year, time horizons in order to capture more than one cycle. In the case of DuPont, we believe the most comparable companies are similarly diversified chemical companies and industrial conglomerates that are strongly correlated to industrial production.

Our benchmarks indicate a persistent and long-term track record of underperformance at DuPont. EPS growth has been lackluster over virtually every time horizon, especially since the last cycle peak beginning in 2007 (4% EPS CAGR (compounded annual growth rate)).18 We would suggest that long-term TSR has underperformed because of below-peer earnings growth and subsequent multiple deterioration. In fact, while the stock market is hitting new all-time highs in September 2014, DuPont’s stock price is still 21% below its prior peak from 1998.19 Trian is concerned that DuPont’s senior leadership team, which has over 600 years of collective work experience at the Company, is insular and will continue to step into the same potholes that have destroyed value over a long period of time.20 It appears management either fails to understand the root cause of the underperformance or feels threatened by the solution. Either way, if history is any guide to the future, the status quo conglomerate structure will most likely result in future stock price declines.

Management will argue the contrary, citing DuPont’s performance versus proxy peers and the S&P 500 during the current CEO’s tenure. However, we find this claim disingenuous for several reasons. First, the proxy peers include companies that are not comparable such as P&G, J&J, Kimberly Clark and Baxter. Those companies have vastly different end-markets, cycles and significantly lower volatility than DuPont. Case in point: in 2008 DuPont’s EPS fell by 19%, underperforming proxy peers by 3,000 basis points (proxy peers actually grew EPS by 11% in 2008). 21 Second, we are troubled that management takes credit for the sharp snapback after the Great Recession while not also accounting for DuPont’s performance into the trough. Ellen Kullman became CEO on January 1, 2009, effectively the trough of the financial market collapse. Going into the recession (i.e. in 2008), DuPont’s share price declined 40%, adjusted for dividends, ~1,100 basis points worse than proxy peers and ~1,100 basis points worse than the S&P 500.22 We do not believe it is proper to take credit for the market rally without acknowledging the value lost by shareholders leading into the trough.

Coatings EBITDA Before and After Sale to Private Equity
2011 Under DuPont: $339m LTM June ’14 Under Private Equity: $813m
140% Increase Primarily Driven by Elimination of Corporate Bureaucracy

The charts below are revealing. The left chart shows that management has failed to achieve its long-term EPS growth target of 12% per annum, with the exception of the years 2010 and 2011. The right chart, presented by DuPont as part of a third quarter 2012 earnings report, shows an index of industrial chemical prices over time. It suggests the strong EPS growth in 2010 and 2011, the only time frame that management was able to deliver on its EPS growth target, was driven by powerful cyclical tailwinds and a strong snap back from anomalous commodity markets price dislocations during the financial crisis, not management initiatives or skills. Since 2011, industrial chemical prices have essentially stabilized near peak levels, but management has been unable to grow EPS.

Source: SEC filings and Q3 2012 presentation. On the stacked bar for 2013, shows DuPont’s EPS both including and excluding one-time benefits such as a pull-forward of seed sales, one-time investment gains and lower-than-expected taxes.

A Transfer of Wealth to Private Equity of $6.8bn or $7.42/Share
Received cash proceeds from Coatings $4.37/Share – if Coatings was spun-off tax-free and run efficiently, would be worth $11.79/Share

TSR

Source: Bloomberg as of 9/8/2014.

EPS Growth23

Source: Companies’ SEC filings. EPS adjusted for non-operating pension and other post-employment benefits after-tax (uses consolidated effective tax rate unless otherwise indicated) as well as non-recurring items.

Conglomerate “Dis-synergies”: Danisco
Pre-DuPont Growth: 5.2%	Under DuPont: 3.6%
Pre-DuPont PF Margin: 13.8%	Under DuPont: 6.8%

One might then ask how the company has performed versus its direct peers in each of its business segments within the conglomerate. Our benchmarks indicate DuPont trails peers in five of seven segments, whether you look at organic growth or segment EBITDA margin (after corporate expenses).24

Organic Growth Versus Peers25

Source: Companies’ SEC filings.

Note: Agriculture-Crop is a subsegment of Agriculture (referring to the crop chemicals business).

Note: Measures organic growth over the last 5 years for all segments excluding Nutrition & Health and Industrial Biosciences because the majority of these segments were acquired in Q2 2011 (through the Danisco acquisition). Therefore, organic growth for Nutrition and Health and Industrial Biosciences is measured from Q2 2012 through Q4 2013.

16 Years of Perpetual Transformation = 21% Stock Price Decline
Since ‘98, DuPont divested businesses generating $40bn of revenue and acquired businesses generating $12bn of revenue and the stock fell by 21%

CY 2013 Segment EBITDA (After Corporate Expenses) Margins Versus Peers26

Source: Companies’ SEC filings. CY 2013 for all peers excluding Air Products (YE 9/30/2013), and Tate & Lyle (YE 3/31/2014) as they do not disclose segment D&A intrayear.

The Conglomerate Structure Is Destroying, Not Adding, Value

Trian believes a company must earn the right to be a conglomerate by producing above average EPS growth and below average EPS volatility. Unfortunately, DuPont has delivered neither over the long term.27 Over the last 16 years, frenetic restructurings, acquisitions, divestitures and management changes have led to a 21% stock price decline (from its peak).28 Why? Because long-term success will only result if corporate actions – including decisions on corporate structure, portfolio composition and strategic initiatives – are a means to an end; the end being sustainable, long-term EPS growth through achievement of best-in-class operating metrics. Said another way, we would suggest that businesses only belong under the same corporate umbrella if the combination leads to the following:

EPS Is Declining, Not Rising
2011A EPS: $4.32 2013A: $3.88
($3.61 Adj.)
Note: 2013 EPS included 27 cents of “manufactured earnings” benefits.

•	Best-in-class revenue growth in each business segment
•	Best-in-class margins in each business segment (requiring lean cost structures at low-growth, mature businesses)
•	Management consistently achieving promised performance targets
•	Shareholder-friendly capital allocation in mature businesses and high ROIC in growth businesses

In its conglomerate form, DuPont has achieved none of the above. Despite rhetoric about “integrated science,” the stark reality is that organic revenue growth and margins have underperformed peers in five of the Company’s seven segments.29 The management team has now lowered and/or missed its own guidance to Wall Street for the third year in a row as well as failed to achieve the revenue growth and margin targets promised at the 2011 Investor Day.30 In fact, at its last Investor Day (2013), DuPont lowered operating targets for six of seven business segments. In addition, the Company neither uses its balance sheet as a weapon for shareholder return nor generates a high ROIC in most businesses.31

Importantly, we believe management’s actions to-date have not addressed the root cause of the underperformance. DuPont’s structure – extremely high-cost corporate overhead perched above a portfolio of disparate businesses – is value destructive. We would suggest that the individual businesses that comprise DuPont are less profitable than they should be because there is excessive corporate overhead that has grown over time. We estimate DuPont incurs between $2 and $4 billion of excess corporate costs including $1 billion of publicly disclosed unallocated corporate expenses (corporate expenses include the maintenance of a country club, a 1,252-seat theater and a 217-room hotel).32 In addition, the disparate nature of the Company’s portfolio has, in our view, rendered management incapable of delivering on its promise of 7% top line and 12% EPS growth.33 The reason, we would suggest, is 44% of DuPont’s (ex-Performance Chemicals) business is low-growth, volatile and commoditizing (specifically the Performance Materials, Electronics and Communications and Safety and Protection segments). From 2007-2013, those segments had annual revenue and EBITDA growth of 1%.34 The other 56% of DuPont (ex-Performance Chemicals) is comprised of one proven growth business (Agriculture) and two segments (Industrial Biosciences and Nutrition and Health) with growth potential (as of now, the growth is unproven). The net result is a company that is neither a growth play, nor a cyclical recovery play nor a capital return story. The Company provides no clear themes for investors and we believe the disparate portfolio impedes potential value-creating strategic alternatives and efficient capital allocation. Most importantly, we believe that the Company’s conglomerate structure has resulted in below-peer revenue growth and margins due to complexity, bureaucracy, holding company costs, and operating management teams that are not directly accountable to shareholders.

Over-Promising and Under-Delivering: Three Consecutive Years
	2012	2013	2014E
Initial Guidance:	$4.45	$3.95	$4.33
Earnings Delivery:	$3.77	$3.61	$4.05
Note: 2012 excl. Coatings and adjusts for new reporting methodology; 2013 excludes “manufactured earnings” of 27 cents

Trian Initiatives

We believe the Board and management can create superior value by implementing the following strategic and operating initiatives:

1)	Separate DuPont into GrowthCo (Agriculture, Nutrition and Health, Industrial Biosciences) and CyclicalCo/CashCo (Performance Materials, Safety and Protection, Electronics and Communications) in addition to the announced separation of Performance Chemicals
2)	Commit to the elimination of unnecessary holding company costs, the implementation of zero-based budgeting and a timeframe for best-in-class revenue growth and margins in each business, by segment
3)	Commit to a shareholder-friendly capital allocation policy at the low-growth and highly cash generative CyclicalCo/CashCo and a prioritization of high ROIC organic growth initiatives at GrowthCo
4)	Implement the following corporate governance initiatives:
a.	Put an end to extraordinary charges (or “significant items”)
b.	Commit to best-in-class transparency and consistency of reporting

The Trian Initiatives will eliminate the inefficient holding company structure by creating two autonomously-managed businesses (three including Performance Chemicals). The separation is a means to an end as we believe it will significantly increase the probability that the individual businesses eliminate the significant operational underperformance versus peers and achieve a valuation multiple re-rating.

Separating Along Natural Fault Lines

The Trian Initiatives contemplate a strategic separation down the natural fault lines of DuPont’s portfolio primarily based on growth characteristics. Growth dynamics drive capital allocation, form management cultures (e.g. research and development (R&D)-centric versus free cash flow oriented) and align interests between shareholders and management teams. For example, growth investors typically focus on one or two particular growth oriented themes and expect capital to be reinvested in the business at a high rate of return. Investors in mature, lower growth, cyclical and strong cash flow companies typically look for lean cost structures, high dividend payout ratios and “efficient” balance sheet management. Further, we believe a separation of the growth businesses from the mature, cyclical/cash flow businesses increases the chance that these businesses might create value by participating in strategic consolidation.

Under the Trian Initiatives, GrowthCo would essentially be comprised of businesses that DuPont acquired in the last 15 years (e.g. Pioneer and Danisco) and would be expected to benefit from secular tailwinds including global population growth, emerging markets development and

Lack of Conviction in Long-Term Operating Targets
At the last Investor Day (May 2013), management reduced
Long-Term Operating Targets in 6 of 7 segments

lifestyle/dietary changes. GrowthCo would largely be comprised of businesses with pricing power offering products that are specialty and high-margin, generally not commoditized. GrowthCo would create shareholder value by earning high rates of return in R&D and other growth investments. It would have a strong investment grade balance sheet and prioritize growth over returning capital to shareholders.

On the other hand, CyclicalCo/CashCo would be expected to offer investors pure-play exposure to recovering automobile, construction and industrial markets, as well as historically low ethane costs from US shale gas. Since CyclicalCo/CashCo faces more mature and cyclical end-markets, we envision that it would be managed for cash flow over the cycle and would be capitalized with more leverage than GrowthCo. Our initiatives assume CyclicalCo/CashCo would have a low-investment grade rating (similar to management’s target for Performance Chemicals once it is standalone next year) and return its substantial free cash flow to shareholders through stock buybacks and dividends. CyclicalCo/CashCo should be run with a lean corporate overhead in order to bear the cyclical downturn and provide pricing flexibility as price changes in its more commoditized markets tend to happen quickly. A lean cost structure mentality would expand margins and free cash flow materially. It should also encourage a more rational pricing environment as competitors would be reluctant to lower prices if they know CyclicalCo/CashCo has the ability to counter and still prosper. A low cost position would allow the company to better control its own destiny, providing flexibility to either price for margin or maximum volume in order to optimize profit. Mature businesses such as Kevlar and Tyvek are many years “off-patent” and have to work hard to defend market share leadership relative to encroaching low-cost competition.

Trian has been involved with several companies that have created significant value for shareholders by separating businesses via spin-offs. One recent example is Kraft Foods. Over the decade preceding the spin-off announcement (August 2011), Kraft’s share price had stagnated at ~$32. Moreover, despite being one of the largest global food companies with leading brands, Kraft’s margins were consistently below peers and the company’s shares traded at a discount to peers.35 Six months after Trian invested in Kraft, the company announced the separation of its slower growth North American grocery business (New Kraft) from its faster-growing, international snacks business (Mondelēz). Through the separation, each company has been able to run its business in a manner consistent with its growth profile. New Kraft has focused on becoming a low-cost producer, generating strong returns through shareholder-friendly capital allocation. Since the separation, New Kraft lowered overhead (as a % of revenues) significantly, from 12.0% in 2010, to 8.8% in 2012, and 7.6% in 2013.36 Adjusted EBIT before advertising margin increased by 130 basis points in a single year, 2012-2013.37 As a result, New Kraft was able to reinvest in its business, growing advertising by 17% in 2013 and raising its new product revenue contribution from 8% of sales in 2010 to 14% in 2013.38 New Kraft has positioned itself as a “CashCo” to shareholders, offering a ~68% dividend payout ratio (3.6% dividend yield) and managing a prudent amount of net leverage (2.4x net

Operating Performance Versus Peers
Organic Growth: Under-performing in at least 5 of 7 segments
EBITDA Margins: Under-performing in 5 of 7 segments

debt/EBITDA) while maintaining capacity for accretive acquisitions, better enabled by its low-cost structure.39

Mondelēz, the “GrowthCo,” focuses more on growth, investing capital to improve its route-to-market and increase capacity. Mondelēz targets an industry-leading double-digit earnings growth rate driven by attractive category growth and high emerging market exposure. While positioned as a growth play, Mondelēz has also used the separation as an opportunity to lower costs by adopting a zero-based budgeting approach. This initiative is expected to lead to significantly higher margins (12% margins in 2012; targeting 15-16% margins by 2016).40 It has also adopted a more growth-oriented capital allocation policy, with a dividend payout ratio of ~35%. Through separation, Mondelēz has also been able to focus on its core categories while further pruning the portfolio to optimize resource allocation and maximize shareholder value. In May 2014, Mondelēz announced that it will merge its international coffee business with D.E Master Blenders 1753 to create the world’s leading pure-play coffee business (the stock price rose 8% upon announcement).41 The separation of Kraft’s businesses has created $34 billion of shareholder value and today the companies trade at a combined value of $55 per share, 77% higher than where the shares traded before the announcement (dividend adjusted).42

Separation Is A Means To An End:

Elimination of an entire layer of corporate overhead. We believe excessive corporate overhead is the primary reason why DuPont’s margins are lower than peers in most segments. The potential value creation that results from eliminating these costs is staggering. DuPont’s recent divestiture of its Coatings business (now called Axalta Coatings Systems) and the August 2014 S-1 filing by Axalta’s private equity owners allows us to quantify both points. In 2011, DuPont reported that Coatings generated $339 million of EBITDA as adjusted for non-recurring items, pension and unallocated corporate costs. However, the Axalta S-1 discloses that EBITDA was actually $568 million in 2011 (the same year), a difference of 67% or $229 million. What’s the reason for this difference? The reason is that Axalta did not need many of the corporate costs that were being imposed on Coatings by DuPont.

Trian believes the Axalta S-1 provides a strong read-through to extrapolate true excess corporate costs across the entire portfolio and the resulting value destruction: If you assumed the $229 million of excess corporate costs at Coatings, which equates to 5.3% of Coatings sales, was proportionately allocated across DuPont’s portfolio based on sales, then the aggregate excess corporate costs are almost $2 billion in the aggregate at DuPont.43 If you eliminated this layer of excess corporate costs and assume DuPont’s current valuation multiple of 9.8x LTM EBITDA, shareholders would have $19 billion of value creation (or 31% upside from today’s stock price).44 A second approach is to measure the excess “allocated” corporate cost savings disclosed in the S-1 (which were $148 million) as a percentage of EBITDA. Since the Coatings business generated $568

Examples of Corporate Largesse
DuPont owns a country club, a hotel and a theater. We question the strategic fit of DuPont’s hospitality and services division.

million of EBITDA in 2011 according to Axalta in the S-1, the excess allocated corporate cost savings represented 26% of intrinsic EBITDA generation. Assuming this savings opportunity applies to DuPont’s entire portfolio, which generates $7.7 billion of EBITDA before unallocated corporate expenses and exchange gains/losses, one can make the case that excess “allocated” corporate costs are as high as $2.7 billion at DuPont. Adding that to reported “unallocated” corporate costs of $969 million, total excess corporate costs could actually be almost $4 billion.45 If you eliminated just these excess corporate costs, DuPont shareholders would have $36 billion of value creation or 60% potential upside.

Source: DuPont SEC Filings and Axalta S-1 (8/20/2014). $ in millions.

These savings are not theoretical. Axalta is a current and real-life example of the intrinsic profit potential of a DuPont subsidiary being overwhelmed by the costs imposed on it by the conglomerate structure. Given DuPont has delivered disappointing results over many years, we believe it is time for the holding company structure to be eliminated along with the related costs. These savings can provide standalone management with funds to reinvest in its business and drive profits, creating a multiplier effect in building long-term shareholder value. While on the topic of the sale of Coatings, we would suggest that DuPont destroyed shareholder value in its decision to sell Coatings versus spinning-off the business. DuPont sold Coatings for ~$4 billion in after-tax proceeds, which represents ~$4.37 per share to DuPont shareholders. Trian estimates that if the Coatings business was spun-off tax-free, achieved the same margins standalone that the private equity owners achieved and traded at a peer multiple, DuPont shareholders would have approximately $11.79 of value per share in Coatings, a $7.42 value per share or a $6.8 billion difference. This ignores any benefits of leveraging Coatings’ balance sheet (as the private equity owners amplified the equity return by using 5.6x net leverage to acquire the business).46 Instead, DuPont shareholders are left with earnings dilution from the deal (estimated to be ~34 cents) as management only used 25% of the cash proceeds to repurchase shares.47 In fact, actual EPS has declined 10% since DuPont announced the deal.48

Management Has Resorted to “Manufacturing Earnings” ’13 EPS included 27 cents of non-operating benefits including a pull-forward of sales, investment gains and lower than expected taxes

	$		Per Share	% of DD Price (9.8.14)
LTM EBITDA	813		$0.89
(x) Coatings Av. Multiple	13.3	x
Value of Spin	$10,793		$11.79	18.0%
Less: After-Tax Coatings Proceeds	4,000		$4.37	6.7%
Incremental Value of Spin vs Sale	$6,793		$7.42	11.4%
Incremental Value Creation Potential (%)	169.8%

Source: Bloomberg as of 9/8/2014, Axalta S-1 Filings and Trian calculations. $ in millions, except per share data.

Elimination of conglomerate dis-synergies. Trian’s diligence suggests there are actually significant “conglomerate dis-synergies” (defined as operating headwinds that arise from being owned and managed by an inefficient conglomerate) at work in DuPont. In addition to the Coatings example, the Danisco acquisition provides another case study of the dis-synergies of DuPont’s conglomerate structure. In 2011, DuPont paid 12.2x LTM EBITDA to acquire Danisco, an R&D-centric nutrition and health products and enzymes company.49 At the time, DuPont believed that Danisco would “complement DuPont’s growth objective and improve long term growth rates”.50 However, Danisco’s revenue growth has been 3.6%, just half of the company-wide revenue growth target (7%) and well below DuPont’s assigned long-term growth targets for this business.51 While DuPont set initial long-term targets for this business above Danisco’s historical growth rates (in 2011, announced a long-term growth target of 8-10% for Danisco versus 5.2% actual historical growth), arguing that it was bringing “complementary capabilities… [and] can integrate [it] across our businesses”, actual revenue growth has been just 3.6%, two-thirds of Danisco’s historical growth rate.52

Under DuPont’s ownership, Danisco’s margins have also faltered. Prior to Danisco being acquired, we estimate that the Nutrition and Health and Industrial Biosciences businesses (which are comprised of Danisco and DuPont’s small legacy nutrition business) generated a combined pro forma EBIT (earnings before interest and taxes) margin of 10.6%.53 Since DuPont claims it realized more than $130 million of synergies through productivity initiatives and the leveraging of DuPont’s infrastructure, pro forma historical margins were actually 13.8% (including synergies realized).54 Currently, Danisco’s margins are just 6.8%, half of what they were, despite assertions that DuPont has also exited “low-end commodity areas” of the business.55 We believe the persistent underperformance of Danisco also shines a light on the dis-synergies of the DuPont conglomerate as claimed benefits such as “complementary capabilities and leveraged infrastructure” are outweighed

Trian’s Skepticism of 2014 Guidance To hit the mid-point of ‘14’s EPS guidance, we estimate DuPont must grow underlying EPS by >60% in 2H ’14 by the bureaucratic nature of the conglomerate, the prioritization of corporate objectives and the lack of direct accountability to shareholders.

While management attempts to justify the status quo based on the specious concept of “integrated science,” Trian believes there are limited synergies among the disparate business segments. In fact, we believe integrated science only generates 1% of revenues.56 We would suggest that if “integrated science” was the best way to look at DuPont’s business portfolio, it would manifest itself via superior economics. Ultimately, the numbers do not lie.

Just as we believe there is clearly no economic benefit to integration, we also believe there is no physical or structural impediment to a separation. DuPont’s most integrated segment today, Performance Chemicals, is in the process of being separated and is expected to be a standalone company in the first half of 2015.57 DuPont’s history also shows that even more difficult separations of integrated assets are possible (e.g. textiles in 2004 and the petrochemical chain in 1999).

Catalyst for “blank sheet of paper” / “zero-based budgeting” approach. Trian’s experience with corporate spin-offs suggests that the benefits of a separation far outweigh the costs.58 Management is provided with a clean slate and can design from scratch what an ideal corporate structure would look like, what personnel would be needed, how the manufacturing base and supply chain would be designed and how the company would go to market. This approach combines a top-to-bottom strategic review with a rigorous “zero-based budgeting” process. In our experience, a separation is the catalyst to achieve materially lower costs at each business as “stranded costs” will be more than offset by the resulting savings.

Our conviction on value creation driven by zero-based budgeting is high. In 2006, from the outside looking in, we identified an opportunity to eliminate nearly $600 million of excess costs at Heinz.59 Trian ultimately gained board representation at Heinz later that year. From February 6, 2006 to February 14, 2013 (when the company was acquired by 3G Capital and Berkshire Hathaway), Heinz was one of the best performing food stocks, appreciating 178% versus 109% for the S&P 500 Packaged Foods Index and 40% for the S&P 500, driven largely by 31 straight quarters of organic growth.60 After being taken private by 3G Capital and Berkshire Hathaway, the company’s EBITDA

A Culture of Income Statement Expense “Addbacks” Under management’s tenure, the Company has incurred $2.3bn of cumulative addbacks, increasing EPS by ~8% annually margin improved by ~740 basis points (to 25.4%) by cutting approximately $700 million of costs primarily through zero-based budgeting.61 In reference to Heinz’s continuing margin improvement, the CEO of Kraft Foods said, “we continue to make progress in our quest to redefine lowest cost overheads in the industry … the reality however, is that with the likes of 3G now in our space, best-in-class overheads keep getting better and we have more work to do”.62 Our experience in Heinz leads us to believe that our analysis of DuPont’s excess costs, from the outside, is accurate. It is clear to us that with a zero-based budgeting approach, companies can achieve best-in-class margins and redefine industry benchmarks and we think those goals should be pursued at both GrowthCo and CyclicalCo/CashCo.

Enhanced returns on R&D. We believe DuPont’s centralized R&D efforts have destroyed shareholder value by failing to generate an economic ROIC. We estimate that DuPont, excluding the Agriculture segment, has delivered a pre-tax ROIC below 4%.63 Management’s strategy to leverage “integrated science” capabilities results in the pursuit of speculative and expensive corporate science projects (e.g. the cellulosic ethanol plant in Iowa). The Company also struggles to deliver on bold promises of new product revenue. For example, in 2007, DuPont said, “Applied Biosciences is one of the most significant growth opportunities in the company’s history” and predicted $2.3 billion of revenue by 2012 – the Company missed this target by nearly 80%.64

While responsible for some ground-breaking technologies in the last century (such as Kevlar, Teflon and Tyvek), we would suggest that DuPont’s recent innovation track record is troubling. In 2010, the Company launched Imprelis, a new herbicide, which resulted in $7 million of sales, an EPA Stop Sale Order and $1.2 billion of litigation charges.65 In 2007, DuPont touted Optimum GAT as a “superior trait” to Monsanto’s RoundUp Ready.66 However, the product failed and DuPont was found guilty of patent infringement by a federal jury (regarding Monsanto’s patent for herbicide-resistant seeds). The jury awarded $1 billion in damages to Monsanto, one of the largest verdicts of 2012. This costly saga resulted in DuPont committing to a multi-billion dollar minimum license fee arrangement with its main competitor (Monsanto).67

Management draws attention to the success of a relatively new product called Rynaxypyr introduced in 2006 – an insect-control crop chemical, as a case study of value creation through “integrated science.”68 In a recent article, management said, “Rynaxypyr…couldn’t have been developed without drawing on plant genetics, particle-dispersion chemistry and materials science.”69 We believe introducing one material product launch in a decade does not justify the conglomerate structure or the central R&D costs. Rynaxypyr must be kept in perspective: it generated just 3% of DuPont’s revenues last year and did not help DuPont’s overall crop chemicals business outperform as revenue growth trailed peers by 240 basis points annually from 2008-2013.70

Systematic Under-performance Versus Peers DuPont has underperformed peers on TSR and EPS growth on a 10-year and 20-year basis, as well as since the last cycle

DuPont has also failed to grow R&D commensurately with sales in its growth businesses. From 2008 to 2013, R&D as a percentage of sales fell from 8.7% to 8.2% for its two most important growth businesses, Agriculture and Nutrition.71 In fact, Performance Chemicals is the only current segment where R&D has increased as a percentage of sales. We find this ironic given that Performance Chemicals is being separated because management concluded that this was the business where science has the least impact on creating a competitive advantage or increasing shareholder value.72

We believe the Trian Initiatives will be positive for shareholders as standalone management teams will be held more accountable for their R&D spending, and therefore, we would expect that that they would terminate speculative corporate science projects. In our experience, standalone management teams will allocate more attention to the product pipeline, ensure better quality control, foster more realistic expectations and demand higher returns. We would suggest that a new discipline and rigor will result as empowered business units focus solely on high-return opportunities.

Eliminating corporate bureaucracy empowers management, assures accountability, speeds decision-making, creates focus and reduces complexity. There are typically additional value-creation forces at play when a holding company is dismantled. First, management of a standalone business is empowered. No longer burdened by corporate allocations and red tape, management is able to move quickly and make unilateral decisions regarding what is best for their business. Management is able to make capital allocation decisions based purely on self-interest without the need to consider the ramifications on a corporate parent. Compare this to DuPont today where we believe many decisions are being made by corporate staff, who are further away from the dynamics of each business, influenced by the competing needs of unrelated businesses within the conglomerate and under pressure to achieve results which meet or exceed Wall Street guidance (guidance which may or may not be realistic). Standalone and highly focused management teams are directly accountable to shareholders rather than buried in a corporate structure. All decisions – whether they are related to sales, costs or capital allocation – will ultimately distill down to EPS. Standalone management teams will either produce competitive EPS growth or their jobs will be at risk. It is very Darwinian as there is “no place to hide”.

Other benefits to a separation are focus and a reduction in complexity. Trian believes complexity weighs on margins. Each of DuPont’s businesses has its own supply chain, raw materials, customers, distribution systems, brands, market dynamics and competitors. We would suggest that there are very few management teams that have shown that they are capable of navigating the complexity of a holding company while still producing best-in-class operating metrics. In the case of DuPont, we believe management’s inability to forecast the results of the business, as evidenced by three consecutive years of lowered and/or missed guidance and failure to achieve the long-term operating targets presented at it 2011 Investor Day, is a telltale sign that management is overwhelmed by the

Product Launch Debacle #1: Imprelis Launched in 2010, Imprelis resulted in $7 million of sales, an EPA Stop Sale Order and $1.2bn of litigation charges complexity of running such a complex and disparate group of businesses. We believe the corollary of reducing complexity through a separation is the power of focus. A management team that is focused is more apt to optimize financial performance. At Trian, we have had first-hand experience with this. We were a catalyst for the separation of Tim Hortons from Wendy’s, the separation of Dr Pepper Snapple from Cadbury, and the separation of Allegion from Ingersoll-Rand (just to name a few). In each case, a sum-of-the-parts benefit was not the primary driver of value creation, but rather a material improvement in margins: 780 basis points at Wendy’s; 390 basis points at Cadbury (guided to improve to 720 basis points if it had not been acquired by Kraft); and 140 basis points at Ingersoll-Rand (in less than a year).73 We believe a separation of DuPont into GrowthCo and CyclicalCo/CashCo will lead to significantly improved financial performance as the forces of empowerment, accountability, reduction of complexity and focus are stimulated.

High probability of a valuation multiple re-rating. In addition to the operating and cultural benefits of a separation, we strongly believe standalone GrowthCo and CyclicalCo/CashCo companies, positioned correctly to the market, will trade to a higher blended valuation multiple than DuPont trades at today. We would suggest that a standalone GrowthCo offers investors a compelling long-term growth story, underpinned by a growing world population, urbanization and increasing demands on our global food supply, combined with strong margins and free cash flow generation. Pure-play agriculture and nutrition and health peers trade at a 50% premium to current DuPont.74

Meanwhile, a standalone CyclicalCo/CashCo business offers investors an opportunity to underwrite more mature, cyclical themes including housing starts, automotive sales, industrial production growth and an advantaged US shale gas cost position. A lower growth but strong free cash flow business will look to optimize TSR by prioritizing capital return to shareholders through stock buybacks and dividends.

We note two recent examples in the chemical industry of significant multiple expansion related to portfolio improvements.

PPG. In mid-2012, the market valued PPG as a commodity chemical company because its commodity business created significant volatility on the income statement, despite representing a mere 11% of sales.75 At the time, PPG traded at a 27% discount to its peers (Sherwin-Williams and Valspar), at just 13x next twelve months (NTM) P/E.76 Like DuPont, PPG seemed to trade at its lowest common denominator. In July 2012, PPG announced its intention to separate its commodity chemicals business and merge it with a subsidiary of Georgia Gulf. Just 6 months later, when PPG completed the split-off of its commodity business, the “RemainCo” re-rated to an 18x NTM P/E multiple, representing a ~40% multiple expansion (the blended multiple of the two businesses rose to 17x, a 33% increase).77 From the day before its announcement to the day of the split of its

Product Launch Debacle #2: Optimum GAT
In ‘07, DuPont touted Optimum GAT as a “superior trait” to RoundUp Ready.
After poor test results, DuPont inappropriately stacked the trait with RoundUp.
Consequently, a federal jury found DuPont guilty of patent infringement and awarded Monsanto $1bn in damages, one of the largest verdicts in 2012 commodity business, PPG generated a total shareholder return of 36% versus 14% for S&P Chemicals Index and 11% for the S&P 500.78

Rockwood. In February 2013, Rockwood announced its intention to explore the sale of its Ceramics business. The Company said selling Ceramtec would bring “Rockwood one significant step closer to [its] strategic objective and commitment to become a more focused specialty company.”79 Since then, Rockwood has (1) completed the sale of Ceramtec, (2) sold its clay additives business and (3) announced the sale of its TiO2 and Performance Additives businesses to Huntsman. As a result of these strategic moves, the market re-rated Rockwood as a specialty chemical company focused on its surface treatment and lithium businesses. On July 15, 2014, Albemarle announced its intent to acquire Rockwood. From February 2013 to July 2014, Rockwood generated a total shareholder return of 57% versus 37% for S&P Chemicals Index and 35% for the S&P 500.80

If DuPont separated its GrowthCo and CyclicalCo/CashCo businesses, we believe it would realize similar benefits as PPG and Rockwood. GrowthCo would significantly reduce its cyclicality – Goldman Sachs estimates that a standalone GrowthCo (as we define it) would not have any meaningful correlation with industrial production (0.10 R squared) versus DuPont excluding Performance Chemicals which would remain highly cyclical (correlation to industrial production: 0.82 R squared).81 In addition, we believe it would create two businesses that are better positioned strategically (versus an amalgamation of disparate businesses) to participate in prudent industry consolidation.

For all the reasons cited above – elimination of corporate costs and bureaucracy, greater focus, reduced complexity, empowered management teams, multiple re-rating, and increased strategic possibilities – it is not surprising that the Bloomberg U.S. Spin-Off Index, representing companies that were recently spun-off from a parent, has generated a 213% total return versus 117% for the S&P 500 over the past five years.82 We believe it is time for DuPont to put an end to its long record of underperformance and and pursue the benefits of a transformative separation. We strongly encourage the DuPont Board to adopt the Trian Initiatives. By committing to and delivering on our proposed margin targets (informed by management’s targets and peer benchmarks) and a more efficient capital structure and assuming a peer level multiple for each business, we arrive at an implied target value per share for DuPont of $122 in 2017, a 21% internal rate of return. To achieve this price target, we assume approximately 410 basis points of EBITDA margin improvement between 2014 and 2018, significantly less margin improvement than what is implied by the Coatings case study. If we eliminated the excess corporate costs across all of DuPont’s businesses proportionately in-line with private equity’s recent turnaround of DuPont’s legacy Coatings business, the potential margin improvement is approximately 780 basis points (at the midpoint of our estimated range for excess costs that were eliminated) – this would imply a target value per

Value of Excess Corporate Costs $2bn of excess corporate costs =$20.37/share on a 9.8x LTM EV/EBITDA multiple basis (the low-end of excess cost range)

share for DuPont of $135, a 25% internal rate of return. Please note that this return incorporates our estimate of nearly $3 billion of one-time restructuring costs and does not reflect the possibility that strategic actions could create far more value.83

Price Target: December 31, 2017
	GrowthCo		Performance Chemicals		CyclicalCo/ CashCo		Total
2018E Figures
Revenue	$21,900		$7,977		$15,533		$45,410
5 YR CAGR	5.9%		3.5%		3.9%		4.9%
EBITDA	$5,084		$1,775		$3,560		$10,418
% - Margin	23.2%		22.2%		22.9%		22.9%
EPS	$3.59		$1.31		$2.35		$7.25

NTM EBITDA Multiple	11.8	x	6.7	x	8.8	x	9.9	x

December 31, 2017 Valuation
Enterprise Value	$60,208		$11,944		$31,488		$103,639
Net Debt and other	($9,068)		($2,961)		($7,438)		($19,467)
Equity Value	$51,140		$8,983		$24,050		$84,173
Shares Outstanding	735		688		754		735
Implied Share Value	$69.55		$13.05		$31.90		$114.50
Implied NTM P/E	19.4	x	10.0	x	13.5	x	15.8	x

Dividends Per Share (Remaining 2014 & 2015)	—		—		—		2.98
Dividends Per Share (2016-2017)	1.88		0.66		1.95		4.49
Total Dividends Per Share Collected	$1.88		$0.66		$1.95		$7.47

Total Implied Value Per DuPont Share at 12/31/17							$121.97
% Potential Upside (With Dividend)							86.6%

Memo: Leverage on 2017 EBITDA
Debt/EBITDA	2.6	x	2.1	x	2.6	x	2.5	x
Net Debt/EBITDA	2.0	x	1.9	x	2.2	x	2.0	x

Source: DuPont SEC Filings and Trian estimates. $ in millions, except per share data.

History of Trian’s DuPont Engagement

We would have preferred to continue to work privately with management and the Board, out of the public eye. We believe we have been exceedingly patient. As you know, we were very frustrated by the lack of interaction after we had presented our White Paper to management in July 2013. Despite repeated attempts to engage in constructive dialogue, over the next four months we only had two meetings with senior management and/or DuPont’s advisors, and only one which included DuPont’s Chair and CEO Ellen Kullman. As we wrote to you at the time, we had never experienced a management team so reluctant to engage in a dialogue. The refusal to engage continued when Trian was denied access to an investor group field trip to DuPont Pioneer in November 2013. Acquiescence should not be the price of access. During our limited engagement with the Company, we discussed with you the addition of a Trian representative and an industry-insider to the Board as a way to ensure that shareholder perspectives are adequately represented, yet that idea was rejected by the Board without even meeting (other than the Lead Director and Chairman and CEO) with

How Much Does Integrated Science Benefit DuPont
Integrated science generates 1% of DuPont’s revenue

Trian. Despite all of the above, we continued to keep our views and criticisms private out of respect for management and the Board.

In December 2013, we agreed to give management a chance to achieve their promised revenue and earnings targets in 2014, even though we warned management and the Board that management’s guidance was flawed. We were frustrated that 2014 earnings guidance was essentially below management’s often-stated goal of 7% revenue growth and 12% EPS growth (specifically, guidance was for 4% revenue growth and 8% - 15% EPS growth, the low end being 33% below the 12% goal), despite the Company’s expectation of a benign macroeconomic environment. We wrote to you on February 10, 2014:

“In a year when management is assuming global GDP growth is 3%, China GDP growth is 7-8%, U.S. housing starts are up 20% and Industrial Production is up about 4%, we believe it is reasonable to expect management to achieve its performance targets. If not, what do the macroeconomic conditions need to be in order to achieve these targets? What if the macro weakens? If recent weakness in China and the emerging markets persist, will earnings growth fall below the target by more than 33%? While management may respond that 7% top line growth and 12% EPS growth are “long-term targets,” we believe the Board has made strategic decisions based on management’s commitment to achieve these performance targets. It would be wrong to allow management to sway strategic decision making based on numbers they then characterize as aspirational “reach” goals when missed. Management’s inability or unwillingness to commit to their own targets during a time of benign macro-economic conditions, the history of downward earnings revisions and the degree of non-recurring and non-operating tactics used to manufacture earnings should prompt renewed discussion of the Trian analysis in the boardroom. As one top-ranked research analyst said to us regarding DuPont; “if you cannot predict it, you cannot get paid for it.”

Trian not only had misgivings regarding management’s guidance, but also concerns around the quality of the Company’s earnings in recent reports. As we explained to Sandy Cutler, DuPont’s Lead Director, in our letter dated February 10, 2014, we were concerned that the Company amended its reporting policy in late 2012 to permanently “add back” several income statement expenses, such as pension and retirement benefits (effectively excluding significant items that negatively impact the income statement quarter after quarter), while including non-recurring, non-operating items such as an unplanned tax “true-up,” a pull forward of seed shipments, gains from an “equity remeasurement” and benefits from an “asset revaluation” in a joint venture. We wrote to you on February 10, 2014, after the Q4 earnings release:

“Best-in-class companies deliver consistent and predictable earnings driven by strong organic growth and margin performance, not one-time items such as unplanned tax ‘true-ups.’ The recent quarter [Q4 2013] represents a continuation of a trend where management has had to utilize non-operating items to ‘manufacture earnings.’"

Underwhelming ROIC
Excluding the financial impact of the Agriculture and Pharmaceuticals segments
DuPont generated a pre-tax ROIC of 4%

Nevertheless, we were repeatedly assured by management that it would achieve the promised results and, in the spirit of constructive engagement, we agreed to give the Company an opportunity to prove us wrong in 2014. Sandy Cutler, DuPont’s Lead Director, expressed the following sentiment in his March 25, 2014 letter to Trian and CalSTRS:

“To clarify our discussion that day [Trian’s meeting with Sandy and management in December 2013] relative to our five year, long-term rolling growth targets of 7% revenue growth and 12% operating earnings growth, which were announced publically on December 9, 2010 at our Investor Day, we continue to believe these goals are both appropriate and achievable. We fully endorse management’s plan and are encouraged by the progress against them”.

As we feared, on June 26, 2014, management communicated to the investment community that it would miss guidance for the third year in a row.84 Disturbingly, management put itself in a position where it must deliver underlying earnings growth in excess of 60% in the second half of 2014 (excluding the aforementioned “manufactured earnings” benefits recognized in 2013) just to meet its revised 2014 EPS guidance of $4.00-$4.10.85 The status quo is clearly unsustainable.

In a final attempt to work constructively with the Board and management, we once again proposed Trian representation in the boardroom. We explained to the Lead Director that we have a history of working constructively as board members and that we are willing – as a minority voice on a board of 12 directors – to let the power of the argument prevail. That idea was again rejected.

We Are Committed

DuPont represents one of the largest positions in our portfolio and we have recently increased our position. Trian has a strong vested interest in the future of the Company’s businesses. We take pride in our reputation as a long-term shareholder with a proven history of working constructively with boards and management teams to implement value added strategic and operating initiatives. We believe a separation into GrowthCo and CyclicalCo/CashCo is the best path forward for DuPont, its employees and its shareholders for the long-term. The Coatings case study shows the profit potential of DuPont if it was managed efficiently. Accordingly, the primary driver of value creation in our financial model is operational improvement, not a simplistic sum-of-the-parts. We believe our suggested initiatives have the potential to double the total value of DuPont shares over the next three years. Moreover, we believe that given our track record and experience with the use of separations to facilitate focus and improve operating performance, DuPont shareholders would benefit from having a Trian voice in the DuPont boardroom. As always, we are prepared to meet with you to further discuss DuPont’s plans and our suggested initiatives to enhance shareholder value.

Disclosure Statement and Disclaimers

General Considerations

This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in this presentation represent the opinions of Trian Fund Management, L.P. (“Trian”) and the funds it manages (collectively Trian, and such funds, “Trian Partners”), and are based on publicly available information with respect to E. I. du Pont de Nemours and Company (the “Issuer” or “DuPont”) and the other companies referred to herein. Trian Partners recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead such companies to disagree with Trian Partners’ conclusions. Certain financial information and data used herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third party reports. Funds managed by Trian currently beneficially own and/or have an economic interest in shares of the Issuer.

Trian Partners has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Trian Partners does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency or from any third party, are accurate. Past performance is not an indication of future results.

Neither Trian Partners nor any of its affiliates shall be responsible or have any liability for any misinformation contained in any third party SEC or other regulatory filing or third party report. Unless otherwise indicated, the figures presented in this presentation, including any internal rates of return (“IRRs”), return on invested capital (“ROIC”) and investment values have not been calculated using generally accepted accounting principles (“GAAP”) and have not been audited by independent accountants. Such figures may vary from GAAP accounting in material respects and there can be no assurance that the unrealized values reflected in this presentation will be realized. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the opportunities identified by Trian Partners herein are based on assumptions that Trian Partners believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Trian Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Trian Partners disclaims any obligation to update the data, information or opinions contained in this presentation.

Forward-Looking Statements

This presentation contains forward-looking statements. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this presentation that are not historical facts are based on current expectations, speak only as of the date of this presentation and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian Partners. Although Trian Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this presentation, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the projected results or forward-looking statements included in this presentation will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Trian Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this presentation to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Not An Offer to Sell or a Solicitation of an Offer to Buy

Under no circumstances is this presentation intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. Funds managed by Trian are in the business of trading -- buying and selling -- securities. It is possible that there will be developments in the future that cause one or more of such funds from time to time to sell all or a portion of their holdings of the Issuer in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares. Consequently, Trian Partners’ beneficial ownership of shares of, and/or economic interest in, the Issuer’s common stock may vary over time depending on various factors, with or without regard to Trian Partners’ views of the Issuer’s business, prospects or valuation (including the market price of the Issuer’s common stock), including without limitation, other investment opportunities available to Trian Partners, concentration of positions in the portfolios managed by Trian, conditions in the securities markets and general economic and industry conditions. Trian Partners also reserves the right to change its intentions with respect to its investments in the Issuer and take any actions with respect to investments in the Issuer as it may deem appropriate.

Concerning Intellectual Property

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Trian’s use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

End Notes

1 For theatre: http://duponttheatre.com/theatre-rental/. For hotel: http://www.hoteldupont.com/accommodations-en.html. Sources for $1 billion unallocated corporate expense are DuPont Q4 2013 earnings release, 2013 10-K and Q2 2014 earnings release. This figure includes operating income/expense reported as “Other” (income/expense from activities that DuPont doesn’t allocate to its seven reported business segments) and “corporate” expenses, but excludes related depreciation and amortization (D&A) (calculation estimates total unallocated cash corporate expenses). Estimates LTM corporate D&A by looking at corporate D&A as a % of total D&A in 2013 and applying that percentage to LTM D&A. The $2-$4 billion excess corporate expense range is a Trian estimate based on public information – sources are DuPont 2013 10-K, DuPont Q2 2014 Press Release, DuPont 2011 10-K and Axalta Coatings Systems Ltd. S-1 filing as of 8/20/2014. More details on Trian’s excess corporate calculation methodology is set forth on pages 14 and 15.

2 Source: Axalta Coatings Systems Ltd. S-1 filing as of 8/20/2014, DuPont 2011 10-K and DuPont Q4 2011 earnings report. Analysis compares pro forma last twelve months (LTM) EBITDA as of 6/30/2014 based on the S-1 with the Coatings EBITDA figure in 2011 based on DuPont’s filings (2011 was the last full fiscal year DuPont reported the segment). The 2011 figure allocates DuPont’s unallocated corporate expense as a % of segment sales to Coatings.

3 Source: Axalta Coatings Systems Ltd. S-1 filing as of 8/20/2014, DuPont 2011 10-K and DuPont Q4 2011 earnings report. Analysis compares the pro forma EBITDA from 2011 based on the Axalta S-1 with the Coatings EBITDA figure in 2011 based on DuPont’s filings (2011 was the last full fiscal year DuPont reported the segment). The 2011 DuPont figure allocates DuPont’s unallocated corporate expense as a % of segment sales to Coatings. Axalta EBITDA figure adds adjusted operating income plus depreciation for EBITDA calculation.

4 Source: DuPont 2011 10-K.

5 Source: DuPont 2013 10-K and DuPont Q2 2014 10-Q. DuPont’s after-tax proceeds are divided by DuPont’s outstanding shares as of 7/15/14 (which is 915,242,000).

6 Source: Axalta S-1 Filings and Capital IQ. Uses peer average multiple of 13.3x (Sherwin-Williams, Valspar and PPG average multiples (based on PPG Goldman Basic Materials Conference presentation on 5/8/13)) and applies it to LTM EBITDA as of Q2 2014 of $813 million.

7 Source: Danisco 2010 annual report and quarterly filing as of Q3 2011, DuPont Q4 2012 earnings report and Trian calculations. Acquisition multiple uses the final 700 DKK per share offer price (for Danisco).

8 Source: DuPont Q4 2012 earnings transcript (1/22/2013), various DuPont press releases, various Danisco Annual Reports and 2011 DuPont Investor Day presentation and transcript (held on December 12, 2011). For margin performance over time, analysis uses Danisco’s 2010 financial metrics as the starting point. Danisco’s financial metrics are converted into US dollars at 5.6x DKK per 1 USD. Trian’s analysis refers to current Danisco as the sum of DuPont’s Nutrition & Health and Industrial Biosciences segments. Danisco historical growth rate is organic growth from FY2005-2010 or 5.2%. Trian has attempted to exclude segments sold by Danisco before the DuPont acquisition when possible; as such, FY2006 growth measures only Danisco’s ingredient growth and excludes sugar while FY 2007 growth excludes flavours. Analysis also pro-forma adjusts historical Danisco metrics by adding DuPont’s legacy Nutrition & Health business to standalone historical Danisco metrics (2010 revenue and operating profit).

9 Source: SEC filings, various DuPont Databooks, Bloomberg and Trian estimates. Analysis assumes a starting point in 1997, the year before DuPont embarked on its perpetual transformation. Major subsequent separations include Conoco (1997 revenue), Pharmaceuticals (2000 revenue), Textiles (2003 revenue), Coatings (2011 revenue) and Performance Chemicals (2013 revenue). At the time of their respective acquisitions, Pioneer generated revenue of $1.8 billion in (FY1998) and Danisco generated revenue of $2.7 billion in (CY2010). It is now estimated that these businesses generate nearly $12 billion in revenue assuming 70% of Agriculture sales are related to original Pioneer assets, and 67% of Nutrition & Health sales and 100% of Industrial Biosciences sales are related to original Danisco assets (based on DuPont’s 2013 Databook). Compares peak share price of DuPont occurring on 5/20/1998 with current share price on 9/8/2014.

10 For the 2011 EPS metric, analysis assumes the same reporting methodology that the company now uses for significant items (since December 2012, the company has been adding back non-operating pension and other post-employment benefits (OPEB) expenses for EPS metrics). For 2011’s non-operating pension and OPEB expense “addback”, analysis uses DuPont’s 2013 Databook. Analysis also applies a 33% tax rate to these 2011 addbacks based on the “Historical Operating Earnings” previously found on DuPont’s website (and available from Trian upon request) and current tax rates on non-operating pension and OPEB. Net investments includes net capital expenditures and R&D from 2012-2014E. Analysis uses 2014 YTD figures from SEC filings for other investing activities such as investments in affiliates and proceeds from the sale of assets, pro-rates R&D expenses for 2014 based on historical levels (for the six-month period ended June 30, 2014), and uses Bloomberg estimates for capital expenditures for 2014 (consensus expectations). Net M&A includes the enterprise value of the Danisco acquisition (June 2011) offset by the proceeds from the Coatings divestiture. Assumes $0 for other investing activities during the second half of 2014 as they appear to be non-recurring in nature.

11 Source: 2011 and 2013 Investor Day presentations.

12 Source: Various company earnings releases and Q4 2012 earnings presentation. DuPont lowered and/or missed earnings guidance in 2012, 2013 and 2014. 2012: On December 13, 2011 , DuPont issued initial guidance of $4.20-$4.40, including 41 cents of income contributed by the Coatings business. On October 23, 2012, management lowered EPS guidance to $3.25-$3.30, but excluded income contributed by the Coatings business (as the Coatings sale was announced in August 2012). If the Coatings contribution were included in the updated guidance issued in October, we estimate that the updated range would have been $3.66-$3.71, representing a 14% reduction from the previously announced guidance. (We note that, prior to December 2012, the company was not yet adding back non-operating pension/OPEB expenses— Trian’s analysis throughout this letter attempts to conform all historical reporting metrics (e.g. EPS, EBITDA and PTOI) to the Company’s new reporting methodology by adding back non-operating pension/OPEB expenses where appropriate. We estimate that the non-operating pension/OPEB “addback” applicable to the 2012 guidance was ~$0.56/share (based on management’s commentary on the December 13, 2011 earnings release), and therefore estimate that if management’s current reporting methodology were used, the initial 2012 guidance range would have been $4.76 to $4.96 and the revised 2012 guidance range would have been $4.22-$4.27 including Coatings). 2013: On June 13, 2013, DuPont pre-announced a weaker than expected second quarter (2013) and revised EPS guidance expectations to the low end of the previously announced range of $3.85-$4.05. While DuPont appears to have met its original 2013 EPS guidance of $3.85-$4.05, having reported $3.88, we highlight the fact that DuPont’s 2013 earnings include an estimated 27 cents of earnings from one-time benefits that we view as “manufactured earnings” (including 9 cents from the “pull-forward” of seed shipments, 5 cents from equity re-measurement gains/benefits associated with a joint venture and 13 cents from a non-recurring benefit resulting from a lower than expected tax rate (which was described as a “true-up” by management)). 2014: On June 26, 2014, DuPont pre-announced a weaker than expected second quarter and revised EPS guidance to $4.00-$4.10, versus the previous guidance of $4.20-$4.45 (which was reiterated on April 17, 2014).

13 Source: DuPont’s “Historical Operating Earnings” reports, 2011 and 2013 Investor Day presentations and Trian estimates. For 2011’s long-term targets for operating margins, analysis estimates the addbacks for non-operating pension and OPEB expenses as a percentage of 2011 sales and applies to the original 2011 targets (to conform the original 2011 margin targets to DuPont’s new reporting methodology reflected in current 2013 targets which adds back non-operating pension and OPEB expenses). On that more comparable basis, we believe that DuPont’s management lowered long-term targets for adjusted operating profits in all segments except for Agriculture – revenue growth and/or margin targets were lowered in six of seven segments.

14 See charts on pages 9 and 10 and related footnotes for illustration of underperformance and peer disclosure. DuPont’s organic growth trails peers in the Agriculture - Crop, Safety & Protection, Performance Materials, Performance Chemicals, Nutrition & Health and Industrial Biosciences segments. DuPont’s margins trails peers in the Safety & Protection, Agriculture, Electronics & Communications, Nutrition & Health and Industrial Biosciences segments. Source: SEC filings and annual and quarterly reports of companies cited. Organic compounded annual growth rate (CAGR) excludes currency and M&A when possible as DuPont does not disclose currency expense items by segment. Organic revenue CAGR for DuPont excludes the impact of M&A/portfolio changes as disclosed by the company. Organic growth for segments measures growth from 2008 (the year prior to Management’s current tenure) through 2013 for all reported segments except Nutrition & Health and Industrial Biosciences, of which the majority of those businesses were acquired with Danisco (June 2011) and therefore are measured over a period beginning in Q2 2012 (after one year of ownership).

15 Source: Company press releases. In 2013, management includes a number of one-time, non-operating benefits in EPS – such benefits include one-time gains of $56 million (5 cents), a lower than expected tax rate of 20.8% versus

23.5% (13 cents, a 23.5% tax rate was guided by management) and $100 million of earnings from the earlier timing of seed shipments (9 cents).

16 Source: Company press releases, Trian estimates and various DuPont Databooks. Analysis estimates all significant non-recurring income statement expenses as a percentage of EPS before non-operating pension and OPEB.

17 See charts on page 8 which benchmark DuPont’s TSR and EPS performance versus peers from 6/30/08 through 9/8/2014 (our estimate of the most recent / last cycle), the last 10 years and the last 20 years.

18 Trian’s analysis uses June 30, 2008 as a proxy for the starting point to measure management’s performance over the most recent cycle on a TSR basis. For EPS, analysis uses the fiscal year that most resembles CY2007 as the starting point, given it is the last full calendar year before the recession. Management takes credit for the sharp snapback after the Great Recession while not also accounting for DuPont’s performance into the trough. Trian’s analysis attempts to take a “mid-cycle” perspective on performance over the course of this past cycle (we measure on a “peak-to-peak” basis, i.e. 2007 through 2013). Note: Trian’s EPS CAGR uses the 2013 operating EPS from DuPont’s earnings release of $3.88 for 2013; if Trian were to exclude “manufactured” earnings of 27 cents, the CAGR would be 3%. According to DuPont’s slide #19 from the Q3 2012 earnings presentation, industrial chemical prices peaked in mid-2008 and subsequently troughed at the beginning of management’s tenure. Since, industrial chemical prices snapped back quickly and peaked again in 2011 – industrial chemical prices have essentially held their peak values (through 2013).

19 Compares peak share price of DuPont occurring on 5/20/1998 with current share price of 9/8/2014.

20 Source: 2013 DuPont Databook, DuPont website and other publicly available information.

21 Source: SEC filings and Trian estimates. EPS adjusted to exclude non-operating pension expense and OPEB. Uses DuPont’s consolidated effective tax rate for add-backs unless otherwise indicated. Analysis compares EPS performance between FY2007 and FY2008.

22 Source: Bloomberg. Total Shareholder Return (TSR) performance from 6/30/08 to 12/31/2008. DuPont’s TSR during this timeframe was -40% versus proxy peers’ average TSR of -28% and the S&P 500’s TSR at -28%.

23 Note: Trian’s EPS growth uses the 2013 operating EPS from DuPont’s earnings release of $3.88 for 2013, and does not exclude “manufactured” earnings of 27 cents for DuPont’s EPS growth calculations.

24 Analysis defines “Segment EBITDA” as DuPont’s reported segment PTOI (pre-tax operating income) plus depreciation and amortization expenses of the segment, as reported by DuPont, plus an allocation of unallocated cash corporate expenses. Corporate expense is calculated as the sum of reported PTOI of DuPont’s “Other” activities (activities that are not allocated to the seven reported business segments) and all unallocated cash corporate expenses adjusted for non-operating expenses (e.g. financial exchange gains and losses). Analysis then allocates unallocated corporate expenses to the reported business segments as a percentage of total sales.

25 Source: SEC filings and annual and quarterly reports of companies cited. CAGRs exclude the impact from currency and M&A when possible (as DuPont does not disclose impact of currency hedge contracts expenses by segment). The peers for Nutrition & Health are Chr. Hansen Cultures and Enzymes, Tate & Lyle Specialty Food, Royal DSM Nutrition, Kerry Ingredients and Flavours and FMC Health and Nutrition; the peer for Industrial Biosciences is Novozymes; the peers for Performance Materials are Celanese Advanced Engineered Materials and BASF Plastics (BASF Functions, Materials and Solutions is used for 2013 as the company changed segments in FY13); the peers for Agriculture-Crop are Syngenta’s crop business, FMC Agriculture, Bayer CropScience and BASF Agricultural; the peer for Safety & Protection is 3M’s Safety, Security and Protection Services segment (3M Safety and Graphics is used for 2013 as the company changed segments in FY13); the peers for Performance Chemicals are Huntsman Pigment, Tronox Pigment, Kronos, Arkema Industrial Chemicals from 2008-11 growth and Arkema Industrial Specialties for 2011-2013 as Arkema changed segments, Daikin Chemicals and Honeywell Performance Materials. Note (1) Timeframe starting the year after DuPont acquired Danisco (for Nutrition & Health and Industrial Biosciences). Organic growth is estimated by weighting each quarter’s reported organic growth rate by the prior years’ sales as reported. Note (2) Begins in 2008 to capture management tenure. Note (3) Agriculture crop does not exclude M&A (as organic growth for this subsegment is not disclosed). Estimate using recent DuPont Databooks (crop chemical sales as a percentage of agriculture or agriculture and nutrition segment sales).

26 Source: Companies’ SEC filings. Analysis defines “Segment EBITDA” as a company’s reported segment income plus depreciation and amortization expenses of the segment plus an allocation of unallocated cash corporate expenses, allocated as a percentage of segment sales. Revenue shown in charts has been converted to USD.

Monsanto and Syngenta are adjusted for non-operating pension & OPEB , Novozymes does not appear to have a defined benefit plan, and all other peers are not adjusted because they are segments of larger corporations (that don’t allocate corporate pension and OPEB expense to the segments).

27 The premise of a conglomerate is to deliver strong EPS growth and limited volatility over time, year after year, cycle after cycle. Trian’s thorough analysis compares DuPont’s ability to both generate EPS growth and mitigate volatility relative to that of its peers (peers are diversified chemicals companies and industrial conglomerates). Trian uses two approaches to measure volatility: one method estimates the standard deviation of underlying EPS growth; the second method estimates the standard deviation of variances between what earnings were expected to be (consensus expectations) and what the companies ultimately delivered in earnings. We believe investors and certain chemical companies, such as Eastman Chemical, apply such methodologies to measure performance (specifically to compare earnings growth versus volatility).

28 Compares peak share price of DuPont occurring on 5/20/1998 with current share price of 9/8/2014.

29 See charts on pages 9 and 10 showing organic growth and margin benchmarked against peers.

30 Source: Various company earnings releases and Q4 2012 earnings presentation. DuPont lowered and/or missed earnings guidance in 2012, 2013 and 2014. 2012: On December 13, 2011 , DuPont issued initial guidance of $4.20-$4.40, including 41 cents of income contributed by the Coatings business. On October 23, 2012, management lowered EPS guidance to $3.25-$3.30, but excluded income contributed by the Coatings business (as the Coatings sale was announced in August 2012). If the Coatings contribution were included in the updated guidance issued in October, we estimate that the updated range would have been $3.66-$3.71, representing a 14% reduction from the previously announced guidance. (We note that, prior to December 2012, the company was not yet adding back non-operating pension/OPEB expenses— Trian’s analysis throughout this letter attempts to conform all historical reporting metrics (e.g. EPS, EBITDA and PTOI) to the Company’s new reporting methodology by adding back non-operating pension/OPEB expenses where appropriate. We estimate that the non-operating pension/OPEB “addback” applicable to the 2012 guidance was ~$0.56/share (based on management’s commentary on the December 13, 2011 earnings release), and therefore estimate that if management’s current reporting methodology were used, the initial 2012 guidance range would have been $4.76 to $4.96 and the revised 2012 guidance range would have been $4.22-$4.27 including Coatings). 2013: On June 13, 2013, DuPont pre-announced a weaker than expected second quarter (2013) and revised EPS guidance expectations to the low end of the previously announced range of $3.85-$4.05. While DuPont appears to have met its original 2013 EPS guidance of $3.85-$4.05, having reported $3.88, we highlight the fact that DuPont’s 2013 earnings include an estimated 27 cents of earnings from one-time benefits that we view as “manufactured earnings” (including 9 cents from the “pull-forward” of seed shipments, 5 cents from the equity re-measurement gains/benefits associated with a joint venture and 13 cents from a non-recurring benefit resulting from a lower than expected tax rate (which was described as a “true-up” by management)). 2014: On June 26, 2014, DuPont pre-announced a weaker than expected second quarter and revised EPS guidance to $4.00-$4.10, versus the previous guidance of $4.20-$4.45 (which was reiterated on April 17, 2014).

31 Source: DuPont SEC filings and Trian estimates. ROIC is calculated as the change in EBITDA (between 2007 and 2013) divided by the sum of net capital expenditures and net capital invested in M&A (between 2008 and 2013)—on this basis, the pre-tax ROIC excluding Agriculture (and Pharma) is approximately 3.7%. If one included the R&D expenses as an investment cost, the adjusted pre-tax ROIC would be approximately 2.5% excluding Agriculture (and Pharma). Analysis excludes the Agriculture segment figures to reflect the poor performance and low returns generated by the other six reported business segments of DuPont. Adjusts EBITDA figures to exclude non-operating pension expense and OPEB (in line with current reporting methodology).

32 For theatre: http://duponttheatre.com/theatre-rental/. For hotel: http://www.hoteldupont.com/accommodations-en.html. Sources for $1 billion unallocated corporate expense are DuPont Q4 2013 earnings release, 2013 10-K and Q2 2014 earnings release. This figure includes operating income reported as “Other” (income from activities that DuPont doesn’t allocate to its 7 reported business segments) and other unallocated corporate expenses, but excludes related D&A (represents unallocated cash corporate expenses). The $2-$4 billion excess corporate expense range is a Trian estimate based on public information –sources are DuPont 2013 10-K, DuPont Q2 2014 Press Release, DuPont 2011 10-K and Axalta Coatings Systems Ltd. S-1 filing as of 8/20/2014. More details on Trian’s excess corporate calculation methodology is set forth on pages 14 and 15.

33 2011 and 2013 investor day presentations.

34 Source: SEC filings, DuPont Databooks and Trian estimates. Figures are presented before pension/OPEB expenses pursuant to the Company’s current reporting methodology. The Company did not disclose non-operating pension and OPEB expense/income breakdown for the segments in 2007. Trian estimates these non-operating pension and OPEB expense/income items per segment for 2007 figures using 2008 pension/OPEB expense/income as a % of total.

35 Peers include General Mills, Kellogg, Hershey, Mead Johnson, Campbell Soup, Con Agra, J.M. Smucker, and McCormick. Compares NTM P/E multiples.

36 Source: Kraft CAGNY Conference Presentation (2/18/2014).

37 Source: SEC filings and Trian calculations. Adjusted EBIT adds back mark-to-market expenses (income) and restructuring charges.

38 Source: Kraft CAGNY Conference Presentation (2/18/2014) and 2013 10-K. New product revenue is revenue from new product innovation over prior three years.

39 Source: Kraft 2013 10-K, Q2 2014 10-Q and Bloomberg. Dividend payout ratio is LTM dividend / LTM adjusted EPS (adjusted for restructuring and mark-to-market).

40 Source: Mondelēz press releases (Q1 2014 earnings (5/7/2014) and Q4 2012 earnings (2/13/2013)) and 2014 CAGNY conference presentation (2/18/2014).

41 Source: Capital IQ, compares closing stock prices of 5/6/2014 and 5/7/2014.

42 Source: Capital IQ and Trian calculations, compares market capitalization of predecessor Kraft as of August 3, 2011 (the day before Kraft spin announcement) and the combined market capitalization of Mondelēz and new Kraft as of 9/8/2014. For the change in share price over that time period (including dividends), deducts cumulative dividends from new Kraft, Mondelēz and predecessor Kraft from the entry share price as of 8/3/2011 and compares to a combined, split-adjusted stock price for new Kraft and Mondelēz (adjusted for respective spin-off ratios) as of 9/8/2014.

43 Source: Trian calculations, DuPont 2011 10-K, 2013 10-K, and Q2 2014 10-Q. Looks at DuPont’s segment sales excluding “Other”.

44 Source: Trian calculation, DuPont SEC Filings and Capital IQ. DuPont enterprise value adjusted for working capital of ~$5 billion adjusted for a 4-year average seasonal working capital use in the first half of the year.

45 Sources for $1 billion unallocated corporate expense are DuPont Q4 2013 earnings release, 2013 10-K and Q2 2014 earnings release. This figure includes operating income/expense reported as “Other” (income/expense from activities that DuPont doesn’t allocate to its seven reported business segments) and “corporate”, but excludes related depreciation and amortization (D&A) (represents unallocated cash corporate expenses). Estimates LTM corporate D&A by looking at corporate D&A as a % of total D&A in 2013 and applying that percentage to LTM D&A.

46 Source: Barclays, “April 2013: Chemical ROC Stars Conference Highlights”, high yield chemical research, 5/13/2013.

47 Source: Trian calculations and SEC Filings. Trian’s dilution analysis adjusts DuPont’s reported 2012 EPS dilution from the Coatings sale (41 cents per share) for the potential accretion related to DuPont’s subsequent announcement that it was applying 25% of the cash proceeds (from Coatings) to repurchase shares – we estimate this benefit to be worth approximately 7 cents per share. Dilution from the Coatings sale is calculated by looking at DuPont’s 2012 net income from discontinuing operations (from Coatings) and adjusts it for a one-time tax charge.

48 Source: SEC Filings. Analysis estimates the decline in EPS between 2011 and 2013. 2011 was the last fiscal year DuPont reported the segment before the divestiture announcement (divestiture was announced in August 2012). 2011 was adjusted to exclude non-operating pension and OPEB to conform to current reporting methodology. Note: Trian’s measure of EPS decline uses the 2013 operating EPS from DuPont’s earnings release of $3.88 for 2013; if Trian were to exclude “manufactured” earnings of 27 cents, the EPS decline would be 16%.

49 Source: Danisco 2010 annual report and performance filing as of Q3 2011, DuPont Q4 2012 earnings report and Trian calculations. Acquisition multiple uses the final 700 DKK per share offer price (for Danisco).

50 Source: DuPont presentation at J.P. Morgan Conference (6/7/2011).

51 Source: DuPont press releases and 2013 DuPont Investor Day presentation (12/12/2011).

52 Source: DuPont press releases, various Danisco Annual Reports and 2011 DuPont Investor Day presentation and transcript from 12/12/2011. Danisco historical growth rate is organic growth from FY2005-2010 or 5.2%. Fiscal year

2006 growth measures only ingredient growth and FY 2007 growth excludes flavours growth to exclude businesses sold before DuPont acquired Danisco.

53 Source: Danisco and DuPont Filings. Converts Danisco financials to US dollars at 5.6x DKK per 1 USD. Looks at CY 2010 financials. Adds Danisco and DuPont legacy nutrition & health revenue and EBIT for 2010 (pre non-operating pension and OPEB expense) to look at pro forma margins and allocates DuPont unallocated corporate expense to DuPont nutrition & health business as a percentage of sales (~3% of segment sales).

54 Source: DuPont Q4 2012 earnings call transcript (1/22/2013).

55 Source: DuPont SEC Filings, Transcripts and Danisco Reports. Trian estimates that in 2010, the combined Danisco and DuPont Nutrition businesses would have had EBIT margins of 10.6% on a reported basis and 13.8% pro forma for the impact of $130 million of synergies that DuPont claims to have realized. In 2013, the combined margins of Nutrition and Health and Industrial Biosciences were 6.8% after including unallocated corporate expenses.

56 Sorona generated $300 million according to 5/2/2013 transcript. Trian uses the revenue contribution from Sorona as a proxy to measure the benefits of integrated science – we believe Sorona might be the only tangible evidence of an integrated science product that was developed by businesses that may be included in both GrowthCo and CyclicalCo/CashCo.

57 It is Trian’s belief that Performance Chemicals is the most integrated segment as this segment generates the majority of DuPont’s gross intercompany sales – the Performance Chemicals segment generates 63% of all intercompany sales, 2.7x more than Performance Materials and over 13x the other segments.

58 Companies that spun-off businesses during the time that Trian was involved include Cadbury/Dr Pepper Snapple, Kraft/Mondelēz, Ingersoll-Rand/Allegion, and Wendy’s/Tim Hortons.

59 Source: Trian’s Heinz White Paper dated 5/23/2006.

60 February 6, 2006 was the date Trian first invested in Heinz. February 14, 2013 is the date Berkshire Hathaway and 3G Capital announced the acquisition of Heinz. Source: Bloomberg and SEC filings.

61 Source: Heinz SEC filings. Compares quarter ended June 30, 2014 with quarter ended June 2013. Annualizes Q2 14 year-over-year EBITDA change to estimate cost savings.

62 Source: Kraft CAGNY Conference Presentation (2/18/2014).

63 Source: DuPont SEC filings and Trian estimates. ROIC is calculated as the change in EBITDA (between 2007 and 2013) divided by the sum of net capital expenditures and M&A (between 2008 and 2013)—on this basis, the pre-tax ROIC is approximately 3.7%. If one included the R&D expenses as an investment cost, the adjusted pre-tax ROIC would be approximately 2.5%. Analysis excludes the Agriculture segment figures to reflect the poor performance and low returns generated by the other six reported business segments of DuPont. EBITDA figures are adjusted to exclude non-operating pension expense and OPEB (in line with current reporting methodology).

64 Source: 2012 Databook, transcripts, press releases, Wall Street Research regarding Applied Biosciences Analyst Day. BioMaterials and BioFuels based on 2012 Databook using reported figures for Industrial Biosciences. The BioMaterials “subsegment” was 19% of 2012 Industrial Biosciences segment sales and the Biorefineries (referred to earlier by DuPont as BioFuels) “subsegment” was 24% of Industrial Biosciences segment sales. Note: Trian estimates that DuPont generated just $507 million in revenue in 2012 from Applied Biosciences businesses versus the $2.3 billion projected, missing this target by nearly 80%. In 2007, DuPont defined Applied Biosciences to consist of BioMaterials, BioFuels, BioMedical, and BioSpecialties in (as per DuPont’s investor presentation); currently Trian doesn’t believe DuPont generates any material revenue from BioSpecialties or BioMedical (as DuPont stopped discussing these businesses/targets publicly).

65 Source: In Re: Imprelis Herbicide Marketing, Sales Practices, and Products Liability Litigation [Corrected] Master Class Action Complaint, dated March 30, 2012, filed in the United Stated District Court for the Eastern District of Pennsylvania; EPA Website http://www.epa.gov/pesticides/regulating/imprelis-stopsale-letter.pdf; NY Times, “New Herbicide Suspected in Tree Deaths”, 7/14/2011, http://www.nytimes.com/2011/07/15/science/earth/15herbicide.html?pagewanted=all; and Detroit Free Press, “EPA: DuPont Failed to Warn of Popular Herbicide’s Danger to Trees”, 8/12/2011, http://www.freep.com/article/20110812/NEWS06/108120432/EPA-DuPont-failed-warn-popular-herbicide-s-danger-trees; DuPont 2013 10-K, various DuPont earnings releases. DuPont’s 2013 10-K said the following, “At December 31, 2013, DuPont had recorded charges of $1,175, within other operating charges, which represents the company’s best estimate of the loss associated with resolving these claims. The year ended December 31, 2013, included net charges of $352, consisting of a $425 charge offset by $73 of insurance recoveries”.

66 Source: DuPont transcript (3/10/2006).

67 Source: WSJ, “DuPont Told to Pay Monsanto $1 Billion”, 8/1/2012, http://online.wsj.com/news/articles/SB10000872396390443866404577563891334327720; NY Times, “Monsanto Wins Big Award in a Biotech Patent Case”, 8/1/2012, http://www.nytimes.com/2012/08/02/business/monsanto-wins-big-award-in-a-biotech-patent-case.html?_r=0; Litigation (A Supplement To The American Lawyer & Corporate Counsel), “Seeds of a Settlement”, Spring 2013, https://d4qxztsgsn706.cloudfront.net/images/content/5/9/v2/59083/001041318Winston.pdf; WSJ, “DuPont Delays Seed in Soybean Spat”, 6/15/2011 http://online.wsj.com/news/articles/SB10001424052702303714704576386193733224206. DuPont press releases.

68 First mentioned in 3/10/2006 transcript.

69 Source: Institutional Investor, 3/24/2014. http://www.institutionalinvestor.com/Article/3322456/Former-Chemical-Giant-DuPont-Attempts-to-Reinvent-Itself-Once-More.html#.VBEB_MbD800

70 Source: Various DuPont Databooks, SEC filings and peer SEC filings.

71 Source: 2008 and 2013 DuPont Databooks. Note: Agriculture and Nutrition was listed as one segment in 2008 and. the Company has not disclosed R&D for those two businesses separately for 2008.

72 Source: DuPont 10/24/2013 call transcript.

73 Source: SEC filings and Bloomberg. Wendy’s EBITDA margin improved 780 basis points between LTM November 2005 and 2014E. Cadbury EBITDA margins improved by 390 basis points between 2007 and 2009; EBIT margins were guided to improve by 720 basis points (at the midpoint) by 2013, before being acquired (did not specify a projected EBITDA margin). Ingersoll-Rand compares the most recent quarter’s margins (Q2 14) to the year prior, as the separation occurred at the end of 2013, and is therefore very recent.

74 Average of Monsanto, Syngenta, Novozymes, Givaudan, IFF, Symrise, Chr. Hansen, Kerry and Tate and Lyle. Premium as of 9/8/2014 and based on NTM P/E.

75 Source: PPG SEC Filings.

76 Source: Capital IQ as of 7/18/2012.

77 Source: Capital IQ as of 1/28/2013. Blended multiple weighted by contribution of segment EBITDA in 2012 (segment EBITDA calculated as segment income plus D&A). For the ending point of the blended multiple approach, anlaysis uses Axiall and PPG multiples as of 1/28/13.

78 Source: Bloomberg, TSR from 7/18/2012-1/28/2013.

79 Source: “Rockwood to Sell Ceramics Unit to Cinven for $2 Billion”, Bloomberg, June 17, 2013. http://www.bloomberg.com/apps/news?pid=20602011&sid=a7fwuwrxIlj8

80 Source: Bloomberg. Looks at TSR from 2/7/2013 to 7/15/2014.

81 Source: Goldman Sachs report, 7/1/2014.

82 Source: Bloomberg as of 9/8/2014.

83 One-time restructuring costs include $1.1 billion for debt breakage costs, $564 million for separation costs, $500 million of an assumed initial pension funding to US plan (in addition to ongoing annual pension funding requirements) and $516 million of restructuring costs that will be funded in Years 1 & 2 (presented on after-tax basis).

84 Source: Various company earnings releases and Q4 2012 earnings presentation. DuPont lowered and/or missed earnings guidance in 2012, 2013 and 2014. 2012: On December 13, 2011 , DuPont issued initial guidance of $4.20-$4.40, including 41 cents of income contributed by the Coatings business. On October 23, 2012, management lowered EPS guidance to $3.25-$3.30, but excluded income contributed by the Coatings business (as the Coatings sale was announced in August 2012). If the Coatings contribution were included in the updated guidance issued in October, we estimate that the updated range would have been $3.66-$3.71, representing a 14% reduction from the previously announced guidance. (We note that, prior to December 2012, the company was not yet adding back non-operating pension/OPEB expenses— Trian’s analysis throughout this letter attempts to conform all historical reporting metrics (e.g. EPS, EBITDA and PTOI) to the Company’s new reporting methodology by adding back non-operating pension/OPEB expenses where appropriate. We estimate that the non-operating pension/OPEB “addback” applicable to the 2012 guidance was ~$0.56/share (based on management’s commentary on the December 13, 2011 earnings release), and therefore estimate that if management’s current reporting methodology were used, the initial 2012 guidance range would have been $4.76 to $4.96 and the revised 2012 guidance range would have been $4.22-$4.27 including Coatings). 2013: On June 13, 2013, DuPont pre-announced a weaker than expected second quarter (2013) and revised EPS guidance expectations to the low end of the previously announced range of $3.85-$4.05. While DuPont appears to have met its original 2013 EPS guidance of $3.85-$4.05, having reported $3.88, we highlight the fact that DuPont’s 2013 earnings include an estimated 27 cents of earnings from one-time benefits that we view as “manufactured earnings” (including 9 cents from the “pull-forward” of seed shipments, 5 cents from the equity re-measurement gains/benefits associated with a joint venture and 13 cents from a non-recurring benefit resulting from a lower than expected tax rate (which was described as a “true-up” by management)). 2014: On June 26, 2014, DuPont pre-announced a weaker than expected second quarter and revised EPS guidance to $4.00-$4.10, versus the previous guidance of $4.20-$4.45 (which was reiterated on April 17, 2014).

85 Source: Various earnings releases (Q2 2014, Q4 2013, Q3 2013) and Q4 2013 Investor Presentation. Looks at the implied growth rate by looking at the EPS guidance for the second half of 2014 (implied by 2014 guidance) of $1.25-$1.35 by the second half of 2013 EPS growth, adjusted for “manufacturing earnings” benefits of $0.78. H2 2014 adjusted for 5 cents from equity re-measurement gains/benefits associated with a joint venture, 9 cents from the pull-forward of seed shipments, and 12 cent benefit from the base tax rate being 13% versus the 22% guided for H2 2014 (not to be confused with the 23.5% guidance given for the full year 2013, referenced in earlier footnotes).